TRUBEE WEALTH ADVISORS, INC.

**Statements of Financial Condition and
Supplementary Schedules
As of December 31, 2025**

**Filed in accordance with Rule 17a-5(e)(3)
As a PUBLIC DOCUMENT.**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-2142

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TRUBEE WEALTH ADVISORS, INC.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 AIRBORNE PARKWAY, SUITE 120
(No. and Street)

BUFFALO	NY	14225
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JOHN SHINE	716-849-1401	jshine@trubeewealth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LUMSDEN & MCCORMICK, LLP CERTIFIED PUBLIC ACCOUNTANTS
(Name – if individual, state last, first, and middle name)

369 FRANKLIN STREET	BUFFALO	NY	14202
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN SHINE, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TRUBEE WEALTH ADVISORS, INC., as of DECEMBER 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: PRESIDENT

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TRUBEE WEALTH ADVISORS, INC.

CONTENTS



Lumsden McCormick LLP
CERTIFIED PUBLIC ACCOUNTANTS

Cyclorama Building | 369 Franklin Street | Buffalo, NY 14202
p: 716.856.3300 | f: 716.856.2524 | www.LumsdenCPA.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Stockholders and the Board of Directors
Trubee Wealth Advisors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Trubee Wealth Advisors, Inc. (the Company) as of December 31, 2025 and 2024, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statements of financial condition and supplemental information (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial condition of the Company as of December 31, 2025 and 2024 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information

The accompanying supplementary information including Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lumsden & McCormick, LLP

We have served as the Company's auditor since 2004.

February 23, 2026

TRUBEE WEALTH ADVISORS, INC.

Statements of Financial Condition

December 31,		2025		2024
Assets				
Cash and cash equivalents	$	746,478	$	652,033
Certificates of deposit		194,566		385,176
Investments (Note 3)		677,545		632,361
Receivables from brokers and dealers		115,258		110,930
Property and equipment, net (Note 4)		45,117		72,198
Right-of-use asset (Note 6)		858,016		945,000
Prepaid expenses and other		72,088		76,845
Deposit with clearing organization		50,000		50,000
	$	2,759,068	$	2,924,543
Liabilities and Stockholders' Equity				
Liabilities:				
Accounts payable and accrued expenses	$	1,251,817	$	1,346,739
Lease liability (Note 6)		858,016		946,000
Stockholders' equity:				
Common stock - authorized 20,000 shares $1 par value, issued 10,216 shares		10,216		10,216
Additional paid-in capital		418,056		418,056
Retained earnings		365,993		349,562
Treasury stock - 3,203 shares at cost		(145,030)		(145,030)
		649,235		632,804
	$	2,759,068	$	2,925,543

See accompanying notes.

Notes to Financial Statements

1. Summary of Significant Accounting Policies:

Description of Business:

Trubee Wealth Advisors, Inc. (the Company) is organized to conduct business as an introducing broker-dealer in securities. The Company operates through an office in Western New York State, and services clients throughout the United States of America.

The chief operating decision maker is the Board of Directors who assesses performance for the business (and lone segment) and decides how to allocate resources based on net income. The measure of segment assets is as reported on the statements of financial condition in these financial statements.

Revenue From Contracts With Customers:

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Investment advisory fees

The Company provides investment advisory services for various investment products on a daily basis. The Company believes the performance obligation to provide advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customers' assets under management. Fees are received monthly and quarterly and are recognized as revenue to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of assets under management at various points in time as well as the length of time the customers retain the product, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the investments and the customer's activities are known, which are usually monthly or quarterly.

Commissions

The Company employs a clearing broker to buy and sell securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer.

Distribution fees (12b-1 fees) from mutual funds

The Company enters into arrangements with managed accounts and pooled vehicles (funds) to distribute shares to customers. The Company believes its performance obligation is the sale of securities to customers and as such is fulfilled at the trade date. Any fixed amounts are recognized on the trade date, and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the customer remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the customer activities are known, which are usually monthly or quarterly.

Principal transactions

For instruments in the form of corporate bonds, government bonds (treasuries), municipal bonds and certificates of deposit, the Company may find a seller for a client wishing to sell or buy such instruments, and will execute the transaction through inventory accounts. The Company believes its performance obligation is the purchase or sale of securities to customers, and the transaction is fulfilled on the trade date.

Other

Other income primarily consists of insurance commissions. The Company acts as a broker in the sale of life/annuity insurance policies to its customers. The Company may receive commissions paid by the carrier at the inception of the policy or over time for as long as the policy remains active, on a monthly or annual basis. The Company believes that its performance obligation is the sale of new policies and as such is fulfilled at the date of issuance. Any initial up-front (first year) commissions are known fixed amounts and are recognized at the issuance date. Annual renewal commissions, which are variable amounts, are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved (typically, the cancellation of a policy before a certain period or the determination of a policy asset value at a particular point in time that cannot be determined in advance). In addition, the uncertainty of these variable recurring amounts is dependent on the value of assets at future points in time and is influenced by market conditions.

Subsequent Events:

The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through February 23, 2026 (the date the financial statements were available to be issued).

Cash and Cash Equivalents:

The Company considers all highly liquid investments with original maturity dates of three months or less to be cash equivalents. Cash in financial institutions may exceed insured limits at various times throughout the year and subject the Company to concentrations of credit risk.

Certificates of Deposit:

Certificates of deposit are with banks and have original maturities of between one and two years.

Investments:

Investments are stated at fair value as determined by published quotations in active markets. Unrealized gains and losses are included in earnings. Investment fair value at December 31, 2025 and 2024 approximates cost.

Property and Equipment:

Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is provided using accelerated methods over estimated useful asset lives.

Income Taxes:

The provision for income taxes is based on pretax financial accounting income. Deferred assets and liabilities are recognized for the expected future tax consequences of temporary differences between the tax and financial statement bases of assets and liabilities. Temporary differences arise from using different methods of accounting for depreciation, prepaid expenses, and investments. When applicable, the Company also recognizes deferred income tax benefits of net operating loss carryforwards to the extent that realization of such benefits is more likely than not. Deferred taxes are based on tax laws currently enacted with tax rates expected to be in effect when the taxes are actually paid or recovered.

Use of Estimates:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. New Accounting Standards:

Recently issued Accounting Standards Codification (ASC) guidance has either been implemented or is not significant to the Company.

3. Investments:

	2025	2024
US Treasury bills (mature June 2026)	$ 208,341	$ 202,870
Mutual funds	469,204	429,491
	$ 677,545	$ 632,361

4. Property and Equipment:

	2025	2024
Furniture and equipment	$ 404,804	$ 404,804
Less accumulated depreciation	359,687	332,606
	$ 45,117	$ 72,198

5. Deferred Revenue:

In June 2023, the Company entered into a new agreement with its brokerage firm to provide clearing and other services over a five-year period, whereby the Company received an incentive payment as part of the agreement. Revenue from the incentive payment is recognized over the term of the agreement as service fees are incurred; $383,362 and $575,043 of the incentive payment (deferred revenue) is included in accounts payable and accrued expenses in the accompanying statements of financial condition as of December 31, 2025 and 2024.

6. Lease Obligations:

The Company has an operating lease for office space. At inception of arrangements with vendors, the Company determines whether the contract is or contains a lease based on each party's rights and obligations under the arrangement. At inception, any new additional operating lease liabilities and corresponding right-of-use (ROU) assets are based on the present value of the remaining minimum rental payments. If the lease arrangement also contains non-lease components, the Company elected the practical expedient not to separate any combined lease and non-lease components for all lease contracts. For office leases, the remaining fixed minimum rental payments used in the calculation of the new lease liability include fixed payments and variable payments (if the variable payments are based on an index) over the remaining lease term.

The present value of the Company's lease liability was calculated using an incremental borrowing rate of 7%. In determining the incremental borrowing rate, the Company considered estimated borrowing data for similar arrangements as of the lease inception. As of December 31, 2025 and 2024, the Company recognized an ROU asset and lease liability of $858,016 and $946,000.

When applicable and as permitted by accounting guidance, leases with expected durations of less than 12 months from inception (i.e. short-term leases) are excluded from the Company's calculation of its lease liability and ROU asset.

The following is a summary of the Company's maturity of the operating lease liability:

2026	$	151,524
2027		151,524
2028		157,764
2029		157,764
2030		157,764
Thereafter (through 2032)		315,528
Total lease payments		1,091,868
Less interest		233,852
Total lease liability	$	858,016

7. Income Taxes:

Deferred income taxes on the statements of financial condition at December 31, 2025 and 2024 consist of the following included within accounts payable and accrued expenses:

	2025	2024
Liabilities	$ (26,600)	$ (39,100)

8. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2025 and 2024, the Company has net capital of $525,203 and $475,910, which was $275,203 and $225,910 in excess of its required capital of $250,000.

The Company's aggregate indebtedness to net capital ratio was 2.38 to 1 and 2.83 to 1 at December 31, 2025 and 2024.

9. Retirement Plan:

The Company maintains a contributory 401(k) retirement plan available to substantially all full-time employees. The Company's contribution is accrued during the year based upon a percentage of eligible employee earnings and generally funded monthly.

10. Stockholder Agreement:

Under the terms of an agreement with its stockholders, in the event of termination or death of a stockholder, the shares held by that stockholder must be purchased by the remaining stockholders.

TRUBEE WEALTH ADVISORS, INC.

Supplementary Information
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2025

Net capital:		
Total stockholders' equity	$	649,235
Additions:		
Allowable subordinated liabilities		-
Total available capital		-
Deductions:		
Non-allowable assets:		
Equipment, less accumulated depreciation		45,117
Investments not readily marketable		-
Other receivables		-
Prepaid expenses and other		72,088
		117,205
Tentative net capital		532,030
Haircuts:		
Equities		-
Money market funds		2,346
U.S. Government Agencies / other certificates of deposit		4,481
		6,827
Net capital	$	525,203
Aggregate indebtedness:		
Accounts payable and accrued expenses	$	1,251,817
Computation of net capital requirement:		
Net capital	$	525,203
Minimum net capital (greater of 6 2/3% of aggregate indebtedness or $250,000)		250,000
Excess net capital	$	275,203
Aggregate debt to net capital (allowable 15 to 1)		2.38 to 1

Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

Net capital, as reported in Company's Part II (unaudited) focus report	$	525,203
Adjustments made subsequent to preparation of focus report:		
None		-
Net capital per above	$	525,203